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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                       COMMISSION FILE NUMBER: 000-20202

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [ ] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: March 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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     CREDIT ACCEPTANCE CORPORATION
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     Full Name of Registrant (Former Name if Applicable)

     25505 WEST TWELVE MILE ROAD, SUITE 3000
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     Address of Principal Executive Office (Street and Number)

     SOUTHFIELD, MICHIGAN 48034-8339
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



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     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.

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PART III--NARRATIVE
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The Company is unable to file its quarterly report on Form 10-Q within the prescribed time period as additional time is needed to complete a review of two accounting issues with its independent auditors.

As disclosed in the Company's press release on May 10, 2004, the Company needs to extend the filing date of its quarterly report on Form 10-Q for the period ended March 31, 2004. The Company expects to announce financial results and file its quarterly report on Form 10-Q by May 14, 2004. The additional time will allow the Company, and its independent auditors, to complete a review of two accounting issues.

One issue relates to the Company's methodology for establishing loan loss reserves. The Company records loan loss reserves in accordance with the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"). Under SFAS No. 114, the Company has historically compared the present value of estimated future collections for each dealer-partner's loan portfolio to the Company's net investment in that portfolio. During the quarter, the Company concluded that this calculation should consider estimated future dealer holdback payments. Considering estimated future dealer holdback payments increases the Company's loss estimate as cash flows used to evaluate impairment are reduced. The Company developed a model for estimating the amount and timing of estimated dealer holdback payments during the quarter that provides a reasonable basis for including these cash outflows in its loan loss estimate. The change in methodology is expected to result in an approximately $10 million increase in the allowance for credit losses and reduce after-tax earnings by approximately $6.5 million. Had the Company historically utilized this methodology, the Company estimates that its provision for credit losses would have been higher in 2001, 2002, and 2003 and the current period provision for credit losses would have been unaffected. While the Company has recently concluded on its position with respect to this issue, additional time is required for the independent auditors to review the estimates and for the Company to reflect this change in the Company's quarterly report on Form 10-Q.

The second issue relates to revenue recognition for commissions on the sale of third-party vehicle service contracts as a result of the Company's interpretation of facts contained in agreements entered into during the quarter with two new third-party vehicle service contract providers. The agreements differ from the agreement that was previously in place in three material respects: (i) the new agreements provide a commission to the Company on all vehicle service contracts sold by its dealer-partners, regardless of whether the vehicle service contract is financed by the Company; (ii) the new agreements pay a higher commission on vehicle service contracts financed by the Company and;
(iii) the new agreements allow the Company to participate in underwriting profits depending on the level of future claims paid. As a result, cash flows generated from these new agreements will be higher, and the timing of commission cash flows unchanged. However, the Company believes facts contained in these new agreements will require the Company to defer, and recognize over time, a significant portion of its vehicle service contract revenue. The Company may also be required to consolidate the trusts formed under the two new agreements in accordance with the provisions of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities".



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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification


          DOUGLAS W. BUSK                   248               353-2700 EXT.432
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As a result of the matters noted in Part III above, the Company is not in a position to provide a reasonable estimate of any anticipated significant changes in results of operations from the quarter ended March 31, 2003 to the quarter ended March 31, 2004 that may be reflected in the earnings statements to be included in the first quarter 2004 10-Q.

                          CREDIT ACCEPTANCE CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 11, 2004                      By:  /s/ Douglas W. Busk
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                                         Name: Douglas W. Busk
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                                         Title: Chief Financial Officer
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